# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galera Therapeutics, Inc., CIK 0001563577
CUSIP: 36338D108
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 12/30/2024
Filed by CIK 0001135041
Persons authorized to receive notices and communications: Nancy T. Chang, c/o Galera Therapeutics, Inc., 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania (PA), 19355, (610) 725-1500

## Reporting persons
- CHANG NANCY T (CIK 0001135041): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,921,543; shared voting power 0; sole dispositive power 8,921,543; shared dispositive power 0; aggregate amount beneficially owned 8,921,543 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.001 par value per share
Name of issuer: Galera Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania (PA), 19355

## Item 2. Identity and Background
Name of person filing: This Statement on Schedule 13D is filed on behalf of Nancy T. Chang (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o Galera Therapeutics, Inc., 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania 19355.
Present principal occupation or employment: The Reporting Person is a private investor and serves as a director on the Issuer's board of directors (the "Board").
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The response to Item 4 of this Schedule 13D is incorporated herein by reference.

On December 30, 2024, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with the purchasers named therein (the "Investors"), including the Reporting Person. Pursuant to the Purchase Agreement, the Issuer agreed to sell to the Investors an aggregate 44,111,260 shares of Common Stock and pre-funded warrants ("Pre-Funded Warrants") at an aggregate purchase price of $2,885,000 (the "December 2024 Private Placement"). In the December 2024 Private Placement, the Reporting Person purchased 7,644,932 shares of Common Stock at $0.0654 per share of Common Stock for an aggregate cost of approximately $499,979. The shares of Common Stock were purchased with the personal funds of the Reporting Person. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses to Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

Pursuant to the Agreement and Plan of Merger, dated December 30, 2024 (the "Merger Agreement"), by and among the Issuer, Grape Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("First Merger Sub"), Grape Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("Second Merger Sub"), and Nova Pharmaceuticals, Inc., a Delaware corporation ("Nova"), on December 30, 2024 (the "Closing"), the Issuer acquired Nova. In accordance with the Merger Agreement, First Merger Sub merged with and into Nova (the "First Merger"), with Nova surviving as a wholly owned subsidiary of the Issuer. Following the First Merger and as part of the same overall transaction as the First Merger, Nova merged with and into Second Merger Sub (the "Second Merger" and, together with the First Merger, the "Merger"), with Second Merger Sub being the surviving entity of the Second Merger and renamed Nova Pharmaceuticals Operating, LLC (the "Surviving Company").

At the Closing, the Reporting Person acquired 1,841.92 shares of Series B Non-Voting Convertible Preferred Stock ("Series B Preferred Stock") in exchange for shares of common stock of Nova held immediately prior to the Closing, which were automatically converted into a number of shares of Series B Preferred Stock at an exchange ratio of 177.9117. Pursuant to the Merger Agreement, no earlier than twelve (12) months following the Closing, but no later than eighteen (18) months following the Closing, the Issuer will submit the following matters to its stockholders at a meeting of stockholders (the "Stockholders' Meeting") for their consideration: (i) the approval of the conversion of the Series B Preferred Stock into shares of Common Stock (the "Conversion Proposal"); (ii) the approval of an amendment to the Issuer's certificate of incorporation to effect a reverse stock split and/or increase the number of authorized shares of the Issuer's Common Stock to such amount as determined by the Issuer's Board following the Closing; and (iii) the approval of one or more adjournments of the Stockholders' Meeting to solicit additional proxies if there are not sufficient votes cast in favor of the foregoing matters (collectively, the "Meeting Proposals"). Following stockholder approval of the Conversion Proposal, each share of Series B Preferred Stock will be convertible into 1,000 shares of Common Stock (the "Conversion Ratio") at any time at the option of the holder thereof, subject to certain limitations. The shares of Series B Preferred Stock have no expiration date. On March 17, 2026, the Surviving Company executed the Waiver of Certain Provisions of Agreement and Plan of Merger (the "Waiver"). Pursuant to the Waiver, the Surviving Company waived the Issuer's obligations under the Merger Agreement to hold a meeting of stockholders to vote on, among other things, the Conversion Proposal.

On February 24, 2025, the Reporting Person was granted an option to purchase 96,000 shares of Common Stock at an exercise price of $0.041 per share of Common Stock, which option expires on February 23, 2035. The option shall vest and become exercisable in 36 substantially equal monthly installments measured from December 30, 2024, with the first installment having vested on January 30, 2025, subject to the Reporting Person's continuing service on the Board as a non-employee director through each vesting date.

On February 12, 2026, the Issuer filed a Certificate of Amendment (the "Amendment") to the Certificate of Designation with the Secretary of State of Delaware. The Amendment provided that, in the sole discretion of the Board, the Issuer may elect to convert, in whole or in part, outstanding shares of Series B Preferred Stock into a number of shares of Common Stock calculated based on the Conversion Ratio (a "Mandatory Conversion"). On April 7, 2026, the Issuer effected a partial Mandatory Conversion of Seres B Preferred Stock (the "Partial Mandatory Conversion"). In connection with the Partial Mandatory Conversion, 1,180.611 shares of Series B Preferred Stock held by the Reporting Person were converted into 1,180,611 shares of Common Stock. Following the Partial Mandatory Conversion, the Reporting Person holds 661.309 shares of Series B Preferred Stock.

The Reporting Person acquired the securities reported herein for investment purposes and in her capacity as a director on the Board effective as of December 30, 2024. The Reporting Person expects to review her investment on a continuing basis. As a member of the Board, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Subject to applicable legal requirements, and depending on market and other conditions, the Reporting Person may (i) purchase additional shares of Common Stock, options, or related derivatives in the open market, in privately negotiated transactions, or otherwise; (ii) sell all or a portion of the shares of Common Stock, options, or related derivatives now beneficially owned or hereafter acquired; (iii) engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance, and control; and (iv) engage in other proposals as the Reporting Person may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Other than as described herein, the Reporting Person does not have any plan or proposal relating to or that would result in any of the events or matters described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, and formulate or review plans or proposals that may result in, one or more of the actions described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of December 30, 2024, the Reporting Person may be deemed to beneficially own 7,644,932 shares of Common Stock, or approximately 10.1% of the shares of Common Stock outstanding. The percent of class is based on 75,462,390 shares of Common Stock that were outstanding following the December 2024 Private Placement, based on information received from the Issuer.

As of the date hereof, the Reporting Person may be deemed to beneficially own 8,921,543 shares of Common Stock, or approximately 5.9% of the shares of Common Stock outstanding. The Reporting Person's beneficial ownership consists of (i) 8,825,543 shares of Common Stock and (ii) 96,000 shares of Common Stock underlying a stock option held by the Reporting Person. The percent of class is based on the sum of (i) 151,941,554 shares of Common Stock outstanding as of April 7, 2026, following the Partial Mandatory Conversion, based on information received from the Issuer, and (ii) 96,000 shares of Common Stock underlying a stock option held by the Reporting Person, which shares are added to the total shares of Common Stock outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. The beneficial ownership reported herein excludes shares of Common Stock that may be acquired upon conversion of the remaining 661.309 shares of Series B Preferred Stock held by the Reporting Person, because the Reporting Person does not have the right to acquire such shares of Common Stock without shareholder approval pursuant to the Certificate of Designation.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person may be deemed to have the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, the shares of Common Stock she beneficially owns.
Transactions in the class effected during the past sixty days: The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference. Except as otherwise set forth herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days of each of December 30, 2024 and the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Support Agreement

Concurrently and in connection with the execution of the Merger Agreement, the Issuer and Nova entered into stockholder support agreements (the "Support Agreements") with certain of the Issuer's directors and officers, including the Reporting Person. The Support Agreements provide that, among other things, each of the stockholders has agreed to vote or cause to be voted all of the shares of Common Stock owned by such stockholder in favor of the Meeting Proposals at the Stockholders' Meeting to be held in connection therewith. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, a form of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Lock-up Agreement

Concurrently and in connection with the execution of the Merger Agreement, certain of Nova's securityholders and certain directors and officers of the Issuer and Nova, including the Reporting Person, entered into lock-up agreements, pursuant to which each such stockholder was subject to a 90-day lock-up on the sale of shares of Common Stock held by such stockholder at Closing, including those shares of Common Stock received by Nova's securityholders in the Merger (the "Lock-up Agreements"). The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-up Agreements, a form of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

Also on December 30, 2024, in connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors, pursuant to which the Issuer agreed to register for resale the shares of Common Stock and the shares of Common Stock underlying the Pre-Funded Warrants held by the Investors (the "Registrable Securities"). Under the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC"), covering the resale of the Registrable Securities within 90 calendar days following the closing of the December 2024 Private Placement (the "Filing Deadline"). The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC as soon as practicable, but in any event no later than within 30 calendar days of the Filing Deadline (or within 60 calendar days if the SEC reviews the registration statement); subject to specified exceptions and suspension rights as set forth in the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 99.1 - Purchase Agreement, dated as of December 30, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on December 31, 2024).

Exhibit 99.2 - Form of the Support Agreement (incorporated by reference to Exhibit E to the Merger Agreement, which is filed as Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on December 31, 2024).

Exhibit 99.3 - Form of the Lock-up Agreement (incorporated by reference to Exhibit B to the Merger Agreement, which is filed as Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on December 31, 2024).

Exhibit 99.4 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on December 31, 2024).

## Signatures
- CHANG NANCY T: /s/ Nancy T. Chang, Nancy T. Chang (04/10/2026)